


11015169

SECURI̱._____.ON
Washington, D.C. 20549

C M

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCCI, LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

80 Maiden Lane, Suite 2201

(No. and Street)

New York,   New York   . 10038

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__SIDNEY W. AZRILIANT__   __(212) 869-8223__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.

(Name – _if individual, state last, first, middle name_)

__36 West 44th Street, Suite 1100, New York__   NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

JD
3/16

OATH OR AFFIRMATION

I, __Mark A. Nauman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KCCI, LTD__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_Sworn to me this
25th day of February 2011_

_____
Notary Public

X_____
Signature

__·President__
Title

KEVIN T. MACTIERNAN
Notary Public, State of New York
No. 01MA6108632
Qualified in Nassau County
Commission Expires April, 19 ~~2006~~ 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCCI, LTD.

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

Sidney W. Azriliant, CPA, P.C.
The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

Auditor's Report

Notes to Financial Statements

Supplemental Statement and Reports

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036

—

TELEPHONE

(212) 869-8223

To The Board of Directors
KCCI, LTD.

We have audited the accompanying Statement of Financial Condition of KCCI, Ltd. as of December 31, 2010 and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then noted. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCCI, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 24, 2011

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2010

ASSETS

Current Assets

Cash in the Bank	$	266,670	
Accounts Receivable		21,282	
Prepaid Expenses		25,953	
Deposit with Clearing Organization		100,000	
Total Current Assets			$ 413,905

Other Assets

Security Deposit	$	30,288	
Receivables from Non-Customers		67,200	
Other Nonallowable Assets		15,638	
Total Other Assets			$ 113,126
TOTAL ASSETS			**$ 527,031**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable and Accrued Expenses	$	267,923	
Line of Credit (Note 7)		100,000	
Total Current Liabilities			$ 367,923

Commitments and Contingencies (Note 3)

Stockholders' Equity
Capital Stock Issued:
    200 Shares Authorized

20 Shares Issued & Outstanding (npv)	$	20,000	
Additional Paid-In Capital		200,000	
Deficit		(60,892)	
Total Stockholders' Equity			$ 159,108
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY			**$ 527,031**

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

KCCI, Ltd.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the Year Ended December 31, 2010

INCOME

Commissions and Floor Brokerage	$2,179,002	
Net Commissions Income		$ 2,179,002
Interest Earned on Firm Deposit And Clearance Accounts		1,591
TOTAL INCOME		**$ 2,180,593**

OPERATING EXPENSES

Employees' Compensation & Benefits	$ 1,354,710	
Selling, General & Expenses	1,717,774	
Regulatory Fees & Expenses	15,805	
Total Operating Expenses (Note 5):		**$ 3,088,289**
NET LOSS FOR YEAR (Note 6):		$ (907,696)
Retained Earnings -- January 1, 2010		846,804
Retained Earnings -- December 31, 2010		$ (60,892)

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

EXHIBIT C.

KCCI, Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2010

Balance -- Beginning of Year (January 1, 2010)	$	1,066,804
Net Loss per Exhibit B		(907,696)
Balance -- End of Year (December 31, 2010)	$	159,108

The accompanying notes to financial statements are an integral part of this report.

Sidnay W. Azriliant, CPA, P.C.

<u>**EXHIBIT D.**</u>

KCCI, Ltd.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Year Ended December 31, 2010

<u>Balance -- Beginning of Year (January 1, 2010)</u> $ - 0 -

Qualified Debt Paid During Year   - 0 -
                                                         _____
<u>Balance -- End of Year (December 31, 2010)</u> $ - 0 -

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

KCCI, Ltd.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:

Net Loss Per Exhibit B		$ (907,696)
Changes in Assets & Liabilities		
Decrease in Accounts Receivable	163,994	
Increase in Prepaid Expenses	(25,953)	
Decrease in Deposit with Clearing Organization	50,000	
Decrease in Fixed Assets	3,312	
Increase in Other Assets	(58,341)	
Decrease in Accounts Payable and Accrued Expenses	(304,499)	
Increase in Line of Credit	100,000	(71,487)
Net Cash From Operating Activities:		**$ (979,183)**
Net Changes in Cash & Equivalents:		(979,183)
Cash Balance -- Beginning of Year (January 1, 2010)		1,245,853
Cash Balance -- Ending of Year (December 31, 2010)		$ 266,670

Supplemental disclosure of cash flow information:

Cash paid during year for:
Interest $ 334

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

KCCI, LTD.
NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 – <u>Date of Incorporation</u>
The Corporation was incorporated in New York State on March 1, 1976 under the name of F. A. Christensen, Inc. It operated under the name of F. A. Christensen, Inc. until October 5, 1989, when it amended its Certificate of Incorporation and changed its name to Global Execution Services, Inc. On November 3, 1989, the name of the Corporation was changed to Kelly, Carroll & Christensen, Inc. and it changed to Kelly & Christensen, Inc., and then KCCI, Ltd. thereafter. The corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 80 Maiden Lane, Suite 2201, New York, NY 10038. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Pershing on a fully disclosed basis.

Note 2 – <u>Commitments and Contingencies</u>
The Corporation has its corporate offices at 80 Maiden Lane, Suite 2201, New York, NY 10038.

Note 3 – <u>Insurance</u>
The Corporation obtained a one-year renewable Stockbrokers Blanket Bond from St. Paul Fire and Marine Insurance and it has been renewed every year since. The policy has a limit of liability totaling $150,000 and it is subject to a loss deductible of $5,000.

Note 4 – <u>Net Capital Requirements</u>
The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $24,528. At December 31, 2010 the Corporation had net capital of $87,229.

Note 5 – <u>Commitments and Contingencies</u>
The office location at 80 Maiden Lane, New York, NY has a seven year lease at $10,607 per month expiring in 2012 with an annual base of $127,284.

Note 6 – <u>Financial Instruments with Off-Balance-Sheet Credit Risk</u>
As a securities broker, the Firm is engaged in various brokerage activates servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The firm executes transactions and introduces them for clearance to another NYSE/FINRA member firm on a fully disclosed basis. The firm's Exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations

Sidney W. Azriliant, CPA, P.C.

pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations, The Firm, through its clearing broker, seeks to control the aforementioned risks by requiring clients and Counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines, The Firm's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary, The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 7 – Line of Credit
During 2010, the Company opened a line of credit with Chase at a limit of $100,000. The line bears interest at an annual rate of 3.25%. The balance at December 31, 2010 was $100,000.

Schedule 1.

KCCI, Ltd.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
As at December 31, 2010

Computation of Net Capital

Total Stockholder's Equity -- Exhibit A	$	159,108
Subordinated Debt		- 0 -
Non-Allowable Assets		71,879
Net Capital	$	**87,229**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	24,528
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	62,701
Percentage of Aggregate Indebtedness to Net Capital		**421.79%**

No material difference exists between our audit report for the year ending December 31, 2010 and the Focus Report X-17A-5 as of December 31, 2010.

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

KCCI, Ltd.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at December 31, 2010

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036

—

TELEPHONE

(212) 869-8223

To the Board of Directors
KCCI, Ltd.

In accordance with Rule 17a-5-(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of the Securities Investor Protection Corporation assessments and payments of KCCI, Ltd. for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5-(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, Ltd. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _DECEMBER 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year-ends for purposes of the audit requirement of SEC Rule 17a-5:

```
020629   FINRA   DEC
KCCI LTD      8*8
80 MAIDEN LN RM 2201
NEW YORK NY 10038-4834
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARSHALL S. Maddox (212) 430-5935

2. A. General Assessment (item 2e from page 2) $ _5234.00_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_2704.00_)

     _7-23-2010_
     Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2530.00_

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _2,530.00_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCCI LTD
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _21_ day of _JANUARY_, 20 _11_.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _JANUARY 1_, 20_10_,
and ending _December 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,180,593_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _86,655_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _334_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)   _334_

Total deductions   _86,989_

2d. SIPC Net Operating Revenues $ _2,093,604_

2e. General Assessment @ .0025 $ _5,234_

(to page 1, line 2.A.)

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT

FORM

X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2010 [8004]
or if less than 12 months

Report for the period beginning 01/01/10 [8005] and ending 12/31/10 [8006]
MM DD YY   MM DD YY

SEC FILE NUMBER	
8-20629	[8011]

1. NAME OF BROKER DEALER

[8020] N 9

OFFICIAL USE ONLY

KCCI, LTD.

Firm No   M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) [2] [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) [2] [8074]

5. Respondent makes markets in the following securities:
(a) equity securities. . . . . (enter applicable code: 1=Yes 2=No) [2] [8075]
(b) municipals . . . . (enter applicable code: 1=Yes 2=No) [2] [8076]
(c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No) [2] [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) [2] [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) [2] [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) [2] [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . [8080]
(b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) [2] [8085]

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code 1=Yes 2=No) [1] [8111]

18. Number of branch offices operated by respondent .... [ ] [8112]

19. (a) Respondent directly or indirectly controls, is controlled by, or is under
common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... [2] [8130]

   (b) Name of parent or affiliate _____ [8131]

   (c) Type of institution _____ [8132]

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank
(enter applicable code 1=Yes 2=No) [2] [8113]

21. (a) Respondent is a subsidary of a registered broker-dealer
(enter applicable code 1=Yes 2=No) [2] [8114]

   (b) Name of parent _____ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code 1=Yes 2=No) [2] [8115]

23. Respondent sends quarterly statements to customers pursuant to
10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code 1=Yes 2=No)* [2] [8117]

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed
Securities Done by Respondent During the Reporting Period................ $ [ ] [8118]

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information $ [ ] [8151]

Annual Municipal Income

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

FORM
X-17A-5

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

KCCI, LTD. [13]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

80 MAIDEN LANE, SUITE 2201 [20]
(No. and Street)

NEW YORK [21] NY [22] 10038 [23]
(City) (State) (Zip Code)

SEC. FILE NO.

8-20629 [14]
FIRM ID NO.

34528 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

10/01/10 [24]
AND ENDING (MM/DD/YY)

12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

MARSHALL S. MADDOX [30] (212) 430-5935 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom
it is executed represent hereby that all information contained therein is true, correct and complete.
It is understood that all required items, statements, and schedules are considered integral parts of
this Form and that the submisson of any amendment represents that all unamended Items, statements
and schedules remain true, correct and complete as previously submitted.

Dated the _____26_____ day of _JANUARY_ 20 _11_

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KCCI, LTD.	N 3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-20629 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 266,670 [200]	$	266,670 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	110,187 [295]		121,282 [810]
B. Other	11,095 [300] $	[550]	67,200 [830]
3. Receivables from non-customers	67,200 [355]	[600]	
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		[850]
E. Spot commodities	[430]		
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]	[470]	[640]	[890]
7. Secured demand notes:			
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]		[650]	
B. Owned, at cost		[660]	[900]
C. Contributed for use of the company, at market value			
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	71,879 [735]	71,879 [930]
12. Total Assets	$ 455,152 [540] $	71,879 [740] $	527,031 [940]

Page 1

OMIT PENNIES

BROKER OR DEALER		
KCCI, LTD.	as of	12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	1045 $	1255 $	1470
14. Payable to brokers or dealers:			1560
A. Clearance account	1114	1315	1540
B. Other	1115	1305	1610
15. Payable to non-customers	1155	1355	
16. Securities sold not yet purchased, at market value		1360	1620
17. Accounts payable, accrued liabilities, expenses and other	367,923 1205	1385	367,923 1685
18. Notes and mortgages payable:			1690
A. Unsecured	1210		1700
B. Secured	1211	1390	
19. Liabilities subordinated to claims of general creditors:		1400	1710
A. Cash borrowings:			
1. from outsiders $ 970			
2. Includes equity subordination (15c3-1(d)) of $ 980		1410	1720
B. Securities borrowings, at market value from outsiders $ 990			
C. Pursuant to secured demand note collateral agreements		1420	1730
1. from outsiders $ 1000			
2. includes equity subordination (15c3-1(d)) of $ 1010			
D. Exchange memberships contributed for use of company, at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
20. TOTAL LIABILITIES $	367,923 1230 $	1450 $	367,923 1760

Ownership Equity			
21. Sole proprietorship		$	1770
22. Partnership (limited partners) $		1020	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			20,000 1792
C. Additional paid-in capital			200,000 1793
D. Retained earnings			(60,892) 1794
E. Total			159,108 1795
F. Less capital stock in treasury		(	)1796
24. TOTAL OWNERSHIP EQUITY		$	159,108 1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	527,031 1810

OMIT PENNIES

BROKER OR DEALER		
KCCI, LTD.	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 159,108   3480

2. Deduct ownership equity not allowable for Net Capital .... (   ) 3490

3. Total ownership equity qualified for Net Capital 159,108   3500

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital   3520

    B. Other (deductions) or allowable credits (List)   3525

5. Total capital and allowable subordinated liabilities .... $ 159,108   3530

6. Deductions and/or charges:

    A. Total non-allowable assets from

       Statement of Financial Condition (Notes B and C) .... $ 71,879   3540

    B. Secured demand note deficiency   3590

    C. Commodity futures contracts and spot commodities-

       proprietary capital charges   3600

    D. Other deductions and/or charges   3610   (71,879) 3620

7. Other additions and/or allowable credits (List)   3630

8. Net Capital before haircuts on securities positions .... $ 87,229   3640

9. Haircuts on securities (computed, where applicable,

    pursuant to 15c3-1(f)) :

    A. Contractual securities commitments ....$ 3660

    B. Subordinated securities borrowings   3670

    C. Trading and investment securities:

       1. Exempted securities   3735

       2. Debt securities   3733

       3. Options   3730

       4. Other securities   3734

    D. Undue concentration   3650

    E. Other (List)   3736   (   ) 3740

10. Net Capital .... $ 87,229   3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KCCI, LTD.	as of	12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	24,528 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	24,528 [3760]
14. Excess net capital (line 10 less 13)	$	62,701 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	50,437 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	367,923 [3790]
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
19. Total aggregate indebtedness		$	367,923 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	421.79 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		%	0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3680]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER
KCCI, LTD.

For the period (MMDDYY) from __10/01/10__ [3932] to __12/31/10__ [3933]

Number of months included in this statement ___3___ [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	242,166	[3935]
b. Commissions on listed option transactions			[3938]
c. All other securities commissions		201,372	[3939]
d. Total securities commissions		443,538	[3940]
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			[3945]
b. From all other trading			[3949]
c. Total gain (loss)			[3950]
3. Gains or losses on firm securities investment accounts			[3952]
4. Profits (losses) from underwriting and selling groups			[3955]
5. Revenue from sale of investment company shares			[3970]
6. Commodities revenue			[3990]
7. Fees for account supervision, investment advisory and administrative services			[3975]
8. Other revenue		92,817	[3995]
9. Total revenue	$	536,355	[4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		183,041	[4120]
11. Other employee compensation and benefits		27,798	[4115]
12. Commissions paid to other brokers-dealers			[4140]
13. Interest expense		35	[4075]
a. Includes interest on accounts subject to subordination agreements _____ [4070]			
14. Regulatory fees and expenses		2,593	[4195]
15. Other expenses		417,410	[4100]
16. Total expenses	$	630,877	[4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(94,522)	[4210]
18. Provision for Federal income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. After Federal income taxes of _____ [4238]			
20. Extraordinary gains (losses)			[4224]
a. After Federal income taxes of _____ [4239]			
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items	$	(94,522)	[4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		(6,836)	[4211]

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from _____10/01/10_____ to _____12/31/10_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$	253,630 [4240]
A. Net income (loss)			(94,522) [4250]
B. Additions (includes non-conforming capital of	$ _____ [4262])		[4260]
C. Deductions (includes non-conforming capital of	$ _____ [4272])		[4270]
2. Balance, end of period (from item 1800)		$	159,108 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	[4300]
A. Increases		[4310]
B. Decreases		[4320]
4. Balance, end of period (from item 3520)	$	[4330]

OMIT PENNIES

BROKER OR DEALER		
KCCI, LTD.	as of	12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $_____ |4550|

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... _____ |4560|

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

PERSHING LLC _____ |4335| X |4570|

D. (k) (3) - Exempted by order of the Commission .... |4580|

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
	4600			4601			4602			4603			4604			4605	
	4610			4611			4612			4613			4614			4615	
	4620			4621			4622			4623			4624			4625	
	4630			4631			4632			4633			4634			4635	
	4640			4641			4642			4643			4644			4645	
	4650			4651			4652			4653			4654			4655	
	4660			4661			4662			4663			4664			4665	
	4670			4671			4672			4673			4674			4675	
	4680			4681			4682			4683			4684			4685	
	4690			4691			4692			4693			4694			4695	

TOTAL $ _____ |4699|

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036
___
TELEPHONE

(212) 869-8223

To the Board of Directors
KCCI, LTD.
New York, New York

In planning and performing our audit of the financial statements of KCCI, Ltd. as of December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCCI, Ltd. that we considered relevant to the objectives stated I Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SIDNEY W. AZRILIANT, CPA, P.C.

February 24, 2011

SIDNEY W. AZRILIANT, CPA, P.C.